April 9, 1998


                                            Writer's Direct Dial:
                                               (212) 225-2828

BY EDGAR TRANSMISSION

David Lynn, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-9
Washington, D.C. 20549

        Re:  BNP U.S. Funding L.L.C.
             Registration Statement on Form 10
             (File No. 0-23745)
             ---------------------------------

Dear Mr. Lynn:

           On behalf of BNP U.S. Funding L.L.C. (the "Company"), we hereby request withdrawal of the above-captioned Registration Statement on Form 10 which was originally filed on February 9, 1998. The Company requests such withdrawal given that 60 days have passed since the initial filing of the Form 10, and in light of the Company's understanding that the Staff of the Securities and Exchange Commission has additional comments on the Amended Form 10 filed by the Company on March 30, 1998 in response to the Staff's comment letter of March 11, 1998. The Company intends to refile a new registration statement on Form 10 in response to such additional Staff comments.

           Any questions or comments with respect to this withdrawal, and all notices issued with respect thereto, should be directed to the undersigned (telephone: 212-225-2828;
facsimile: 212-225-3999) or to Russell H. Pollack (telephone:
212-225-2830; facsimile: 212-225-3999) at One Liberty Plaza, New
York, New York 10006.


                                  Very truly yours,


                                  /s/ John D. Brinitzer
                                  ------------------------
                                  John D. Brinitzer



cc: Eric Deudon, President and Director
    BNP U.S. Funding L.L.C.

    Robert Plesnarski
    Division of Corporation Finance
    Securities Exchange Commission